March 28, 2016

VIA EDGAR CORRESPONDENCE

Folake Ayoola

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust II
Registration Statement on Form S-3
Filed March 8, 2016
File No. 333-210024

Dear Ms. Ayoola:

We are writing to respond to follow-up on the comment that you and Tom Kluck communicated to us by letter dated March 23, 2016, relating to the Registration Statement on Form S-3 of ProShares Trust II (the “Registration Statement”), which was filed with the Securities and Exchange Commission on March 8, 2016.

For ease of reference, the comment has been restated in italics below before our response. Capitalized terms not otherwise defined have the same meanings as those in the Registration Statement.

1.	Comment: We note that you are registering common units in a primary offering on Form S-3 for ten funds, including ProShares UltraShort Gold. However, it does not appear that ProShares UltraShort Gold meets the transaction requirements under General Instruction I.B.1 of Form S-3 because its aggregate market value within 60 days prior to the date of filing the Form S-3 appears to be less than $75 million. Thus, please explain to us how you are eligible to use Form S-3 for ProShares UltraShort Gold or alternatively, please amend your registration statement on an appropriate form for ProShares UltraShort Gold.

Response: The closing price per common unit of beneficial interest of ProShares UltraShort Gold (the “Fund”) on NYSE Arca, the Fund’s principal trading market, on February 16, 2016 was $88.58. The Fund had 946,977 common units of beneficial interest outstanding on February 16, 2016. The Fund had an aggregate market value of $83,883,222.66 ($88.58 x 946,977) on February 16, 2016. Since February 16, 2016 is within 60 days prior to March 8, 2016, which is the date that the Registration Statement was filed with the Securities and Exchange Commission, the Fund is eligible to use Form S-3.

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We hope that this response adequately addresses your comment. If you have any further comments or questions regarding this Registration Statement, please contact me at (240) 497-6578. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Robert J. Borzone, Jr.

ProShare Advisors LLC

Vice President and Legal Counsel

cc:	Tom Kluck

Legal Branch Chief, Office of Real Estate and Commodities

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